Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Churchill, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Jody Burfening / Chris Witty	John C. Regan, Chairman & CEO
Lippert/Heilshorn & Associates, Inc.	412-243-3200
(212) 201-6609
cwitty@lhai.com
FOR IMMEDIATE RELEASE
PDG Environmental Announces Fourth Quarter and Full Year Results
Achieves Fiscal 2006 Revenue of $78.8 Million
PITTSBURGH, PA, April 27, 2006 — PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the fourth quarter and twelve months ended January 31, 2006.
Revenues for the three months ended January 31, 2006 were $22.3 million, a 44% increase over the $15.5 million recorded in the prior year period, primarily reflecting the impact of PDG Environmental’s August 2005 acquisition of Flagship Services Group. Gross profit declined to $2.8 million from $3.3 million in last year’s fiscal fourth quarter due primarily to $1.1 million in cost overruns with several asbestos contracts that were completed during the period. Earnings before income taxes, interest, depreciation and amortization (“EBITDA”) declined to $(0.2) million from $1.3 million last year, due to the lower gross profit and an increase in SG&A related to the Flagship acquisition, combined with startup costs at the company’s three new offices. The non-cash accounting cost of PDG Environmental’s July 2005 private placement of convertible preferred and common equity totaled $0.8 million, comprised of $0.1 million for preferred dividends and $0.7 million for accretion of the discount for the preferred stock.
Including the above non-cash costs and certain tax benefits resulted in a net after tax loss of $(0.8) million for the quarter, or $(0.05) per share, compared with net income of $0.7 million, or $0.06 per share, in the comparable period for fiscal 2005. Fully diluted shares outstanding rose to 15.9 million from 12.6 million last year, reflecting the equity raised in conjunction with the purchase of Flagship.
Revenues for the twelve months ended January 31, 2006 reached a record $78.8 million, up 30% from the $60.4 million reported for fiscal 2005, primarily reflecting the impact of the Flagship acquisition as well as increased mold and reconstruction business. The company’s mold and reconstruction operations, including Flagship, comprised nearly 40% of revenue in fiscal 2006, up from 25% of revenue in fiscal 2005. Gross profit rose to $11.7 million from $9.8 million last year. EBITDA for fiscal 2006 decreased slightly to $3.6 million from $3.7 million in fiscal 2005, primarily due to reduced margins on certain asbestos contracts, higher SG&A expenses related to the Flagship acquisition and the opening of three new offices. The non-cash accounting cost of the July 2005 private placement of convertible preferred and common equity totaled $1.1 million for the year, comprised of $0.3 million for the preferred stock dividend and $0.8 million for accretion of the discount for the preferred stock.

Including the above non-cash costs and certain tax benefits resulted in a net after tax income of $0.9 million, or $0.06 per diluted share, for fiscal 2006, versus $2.2 million, or $0.19 per diluted share, in fiscal 2005. Fully diluted shares outstanding increased to 16.2 million from 11.8 million in 2005, reflecting the equity raised in conjunction with the purchase of Flagship.
PDG Environmental also ended the year with an improved balance sheet and capital structure. Stockholders’ equity rose to $17.5 million from $9.1 million at the end of fiscal 2005, while working capital increased to $18 million from $11 million.
“During fiscal 2006, we successfully advanced our diversification strategy by moving decisively into faster-growing, higher-margin mold remediation, disaster recovery and reconstruction services through the integration of Flagship, our largest acquisition to date,” commented John C. Regan, Chairman and CEO of PDG Environmental. “Illustrating the benefits of this strategy, revenue from these services doubled to $31 million, in contrast to the asbestos abatement business, which saw nearly flat revenue from the prior year. Given the maturity of the asbestos market, we are convinced that repositioning the company to be a turnkey solution provider in environmental remediation and specialty contracting is the right strategic decision.
“During the fourth quarter, we continued to add resources to our three new offices in New Orleans, Louisiana, Bakersfield, California, and Las Vegas, Nevada, where active housing markets and strong demand for reconstruction services, along with mold remediation requirements, are driving rapid growth. We will continue to explore such high-potential markets while leveraging Flagship to create greater cross-selling opportunities.”
Mr. Regan concluded, “Looking ahead, as we enter fiscal 2007, we believe PDG Environmental is well-positioned for top-line growth and profitability on the strength of the company’s expanding portfolio of service offerings. In addition, we are actively bidding on numerous contracts in and around the Gulf Coast, reflecting the pipeline of requests for proposals still outstanding from last year’s hurricane activity. Our plan is to continue to shift the mix of revenue towards reconstruction services while improving the margins realized on asbestos abatement contracts. As part of this strategy, our goal is to increase revenue from mold, reconstruction, and disaster recovery services by 30% to 50% during fiscal 2007, including the full year impact of Flagship. We anticipate that achievement of such growth will bring the contribution from these services to over 50% of total revenue the following year.”
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure, which it believes is a useful performance indicator particularly considering the significant non-cash accounting costs of the PIPE transaction completed in July, 2005. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release.
Conference Call
PDG Environmental will host a conference call at 11:00 a.m. Eastern on Thursday, April 27, 2006. During the call, John C. Regan, Chairman and CEO, and Todd Fortier, CFO, will discuss the company’s quarterly performance and financial results. The telephone number for the conference call is (888) 803-8296.
Investors will be able to access an encore recording of the conference call for the next two weeks by calling (800) 642-1687, conference ID# 8068138. The encore recording will be available two hours after the conference call has concluded.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 18 offices capable of responding to customer requirements coast to coast. For additional information, please visit www.pdge.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Year
	Ended January 31st
	2006	2005
Revenues	$78,751,000	$60,362,000
Income before Non-Cash Charge for Preferred Stock and Income Taxes	2,025,000	2,569,000
Non-Cash Interest Expense for Preferred Dividends And Accretions of Discount	(1,119,000)	—

Income before Income Taxes	906,000	2,569,000
Net Income	896,000	2,186,000
Earnings Per Common Share (diluted)	0.06	0.19
Shares Outstanding (diluted)	16,206,000	11,782,000

	Three Months
	Ended January 31st
	2006	2005
Revenues	$22,294,000	$15,487,000
Income (Loss) before Non-Cash Charge for Preferred Stock and Income Taxes	(812,000)	949,000
Non-Cash Interest Expense for Preferred Dividends And Accretions of Discount	(796,000)	—
Income (Loss) before Income Taxes	(1,608,000)	949,000
Net Income (Loss)	(809,000)	696,000
Earnings Per Common Share (diluted)	(0.05)	0.06
Shares Outstanding (diluted)	15,888,000	12,572,000

	Selected Balance Sheet Items
	1/31/2006	1/31/05
Current Assets	$31,608,000	$20,887,000
Current Liabilities	13,521,000	9,801,000
Working Capital	18,087,000	11,086,000
Fixed Assets (Net)	2,299,000	1,338,000
Long-Term Debt	9,059,000	5,013,000
Convertible Preferred Stock	2,803,000	—
Shareholder Equity	17,479,000	9,128,000

PDG ENVIRONMENTAL, INC.
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND
AMORTIZATION (“EBITDA”) (UNAUDITED)

	Year
	Ended January 31st
	2006	2005
Net Income	$896,000	$2,186,000
Income Taxes	10,000	383,000
Interest	490,000	393,000
Non-Cash Interest Expense for Preferred Dividends And Accretions of Discount	1,119,000	—
Depreciation and Amortization	1,092,000	701,000

EBITDA	$3,607,000	$3,663,000

	Three Months
	Ended January 31st
	2006	2005
Net Income (Loss)	$(809,000)	$696,000
Income Taxes (Benefit)	(799,000)	253,000
Interest	180,000	107,000
Non-Cash Interest Expense for Preferred Dividends And Accretions of Discount	796,000	—
Depreciation and Amortization	426,000	194,000

EBITDA	$(206,000)	$1,250,000